September 26, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Isabel Rivera

Re:	Energys Group Limited
Registration Statement on Form F-1, as amended
Originally filed on December 8, 2023
File No. 333-275956
Request for Acceleration of Effective Date

Dear Ms. Rivera:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Energys Group Limited that the effective date of the above-referenced Registration Statement, as amended, be accelerated so as to permit it to become effective at 5:00 pm, Eastern Time, on September 30, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

AMERICAN TRUST INVESTMENT SERVICES, INC.

By:	/s/ Kristopher Kessler
Kristopher Kessler, Managing Principal